Exhibit 12.1

Summit Hotel Properties, Inc
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	Summit Hotel Properties, Inc.				Summit Hotel Properties, LLC (Predecessor)

	Year Ended 12/31/12		For the Period 2/14/11 through 12/31/11		For the Period 1/1/11 through 2/13/11		Year Ended 12/31/10		Year Ended 12/31/09		Year Ended 12/31/08

Earnings
Pre-tax income (loss) from
continuing operations	$(4,865)		$(7,293)		$(5,462)		$(20,857)		$(17,510)		$2,816
Interest expense	15,585		12,604		4,417		24,902		17,025		16,111
Amortization of financing costs	2,298		2,041		152		1,822		2,015		1,565
Amortization of capitalized
interest	599		524		75		599		599		443
Total Earnings	$13,617		$7,876		$(818)		$6,466		$2,129		$20,935

Fixed Charges
Interest expense	$15,585		$12,604		$4,417		$24,902		$17,025		$16,111
Capitalized interest	53		-		-		-		3,142		3,829
Amortization of financing costs	2,298		2,041		152		1,822		2,015		1,565
Total Fixed Charges	$17,936		$14,645		$4,569		$26,724		$22,182		$21,505

Preferred Dividends	$4,625		$411		-		-		-		-

Ratio of Earnings to
Combined Fixed Charges and
Preferred Stock Dividends	0.60	(1)	0.52	(2)	(0.18)	(3)	0.24	(4)	0.10	(5)	0.97	(6)

(1)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $22.5 million and the total amount of earnings was approximately $13.6 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $8.9 million.
(2)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $15.1 million and the total amount of earnings was approximately $7.9 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $7.2 million.
(3)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $4.6 million and the total amount of earnings was approximately $(.8) million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $5.4 million.
(4)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $26.7 million and the total amount of earnings was approximately $6.5 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $20.2 million.
(5)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $22.2 million and the total amount of earnings was approximately $2.1 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $20.1 million.
(6)	For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $21.5 million and the total amount of earnings was approximately $20.9 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $.6 million.